Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-276926

July 25, 2024

Pershing Square USA, Ltd.

This free writing prospectus relates to the Registration Statement on Form N-2 (File No. 333-276926) (the “Registration Statement”) that Pershing Square USA, Ltd. (the “Company”) has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the initial public offering (the “Offering”) of its common shares of beneficial interest (the “Common Shares”).

On July 24, 2024, the communication attached as Appendix A was sent to a limited number of strategic institutional and high net worth investors in Pershing Square Holdco, L.P., which owns 100% of the Company’s investment manager, Pershing Square Capital Management, L.P. (the “Manager”) by William A. Ackman, the Chief Executive Officer of the Manager and the Company. Mr. Ackman sent Appendix A as an internal communication to the investors in Pershing Square Holdco, L.P. and therefore did not believe that it would require public disclosure.

You should not consider the statements in the communication attached as Appendix A in making your investment decision with respect to the Offering, including, in particular:

•	The statements regarding the absence of key man risk. See “Risk Factors—Reliance on the Manager Risk—Key Personnel Risk” in the Company’s preliminary prospectus.

•

The statements regarding the post-Offering trading dynamics, including with respect to market demand, trading discounts or premiums or trading volume. Shares of closed-end investment companies frequently trade at a discount from their net asset value. See “Risk Factors—Investment and Market Discount Risk” in the Company’s preliminary prospectus.

•	The statements regarding the Manager’s historical performance. See “Appendix A – Supplemental Performance Information of the Affiliated Funds” to the Company’s preliminary prospectus.

•

The statements regarding indications of interest from investors and any investor’s rationale for participation or non-participation in the Offering. Indications of interest are not binding agreements or commitments to purchase. Any investor may determine to purchase more, less or no Common Shares in the Offering. In addition, the underwriters may determine to sell more, less or no Common Shares in the Offering to any investor.

•	The statements regarding the Pershing Square Tontine Holdings, Ltd. IPO.

The Company specifically disclaims the statements made by Mr. Ackman.

You should make an investment decision only after carefully evaluating all of the information in the preliminary prospectus contained from time to time in the Registration Statement and the final prospectus to be subsequently filed with the SEC. In particular, you should carefully read the section titled “Risk Factors” in the preliminary prospectus and in such final prospectus. The Offering will be made only by means of a prospectus. The Registration Statement has not been declared effective by the SEC, and the information contained therein, including information in the preliminary prospectus, is subject to change prior to the Registration Statement becoming effective and the filing of the final prospectus with the SEC. The Common Shares may not be sold nor may offers to buy be accepted, prior to the time the Registration Statement becomes effective.

Neither this communication nor the preliminary prospectus is an offer to sell or the solicitation of an offer to buy any Common Shares, and shall not constitute an offer, solicitation, or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. The Offering is subject to market and other conditions. Consider the investment objective and policies, risk considerations and charges and expenses of the Company carefully before investing. The preliminary prospectus contains this and other information about the Company.

Forward-Looking Statements

This filing contains forward-looking statements that involve substantial risks and uncertainties including statements relating to the performance of the Company and the Offering. You can identify these statements by the use of forward-looking terminology such as “anticipates,” “believes,” “expects,” “intends,” “will,” “should,” “may,” “plans,” “continue,” “seeks,” “estimates,” “would,” “could,” “targets,” “projects,” “outlook,” “potential,” “predicts” and variations of these words and similar expressions to identify forward-looking statements, although not all forward-looking statements include these words. Matters discussed using forward-looking language may involve known and unknown risks, uncertainties, and other factors that may cause the actual results or performance to differ from those projected in the forward-looking statements including (without limitation) the timing and details of the Offering, the expected price at which the Common Shares will be offered, expectations relating to the listing of the Common Shares on the NYSE and the Company’s plans, strategies, prospects and expectations concerning the Company’s business, operating results, financial condition and other similar matters. No assurance can be given that the Offering will be completed on the terms described, or at all. Completion of the Offering on the terms described is subject to numerous conditions, many of which are beyond the control of the Company, including, market conditions, general economic conditions and other factors, including those set forth under the heading “Risk Factors” in the preliminary prospectus. The factors listed under “Risk Factors,” as well as any cautionary language in the preliminary prospectus, provide examples of risks, uncertainties and events that may cause the Company’s actual results to differ materially from the expectations described in forward-looking statements. Please refer to the section of the preliminary prospectus contained within the Registration Statement titled “Cautionary Note Regarding Forward-Looking Statements” for more information.

The Company has filed the Registration Statement (including a preliminary prospectus) with the SEC for the Offering to which this communication relates. The Registration Statement has not yet become effective. The Common Shares may not be sold, nor may offers to buy be accepted, prior to the time the Registration Statement becomes effective. Before you invest, you should read the preliminary prospectus in the Registration Statement and other documents the Company has filed with the SEC for more complete information about the Company and the Offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the preliminary prospectus may be obtained by contacting the offices of Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146); UBS Securities LLC, Attention: Prospectus Department, 1285 Avenue of the Americas, New York, NY 10019, by telephone at (888) 827-7275, or by email at ol-prospectus-request@ubs.com; BofA Securities, NC1-022-02-25, Attention: Prospectus Department, 201 North Tryon Street, Charlotte, North Carolina 28255, or by email at: dg.prospectus_requests@bofa.com; Jefferies LLC at Prospectus Department, 520 Madison Avenue, New York, New York 10022, by telephone at (877) 821-7388, or by e-mail at Prospectus_Department@Jefferies.com.

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Appendix A

Dear Strategic Partners,

We are reaching the critical last few days of the road show so I am providing an update.

In the past, road shows would involve intense global travel. Fortunately, Covid and Zoom have greatly improved productivity allowing 90% of our meetings to occur by Zoom. That said, the intensity noe is much greater than an old-fashioned IPO because there are no breaks between meetings and we start early and end late.

Over the past six weeks, which included the testing-the-waters phase and the formal IPO road show which began on July 9th, Ryan and I have had more than 150 in-person and Zoom meetings, town halls, financial advisor teach in’s etc. We have 20 or more scheduled between now and Monday. There has been enormous interest in the deal from a very broad array of participants in the capital markets who have given helpful feedback, and we have reshaped our thinking on the transaction as a result and made some tactical adjustments.

In summary, there is enormous sensitivity to the size of the transaction. Particularly in light of the novelty of the structure and closed end funds’ very negative trading history, it requires a significant leap of faith and ultimately careful analysis and judgment for investors to recognize that this closed end company will trade at a premium after the IPO when very few in history have done so. The $25 billion number in the media initially anchored investors in thinking the deal would be too large. Ultimately, I expect this ‘anchoring’ to be helpful to the final outcome.

Everyone appreciates our track record (36 times vs. 7 times for the S&P 500 over 20 years), our unprecedented $500m investment, the low fees, the liquid profile of the company, the firm’s brand and our large global base of institutional, retail, and media interest in the firm, and they understand conceptually why a investment holding company structured as a closed end company gives us enormous investment flexibility, with the benefits of a tax-free corporate structure.

The principal questions that have been raised concern:

1.

The current discount at which PSH trades, which I believe we have successfully addressed for investors by explaining the structural, regulatory, and tax challenges that PSH faces, particularly for U.S. investors.

2.

Key man risk, a concern which quickly drops away when people understand the investment team’s depth, seniority, tenure and widespread ownership of the firm coupled with this group’s investment and third-party validation of the lack of key man risk.

3.

Ramp up time, that is, how long will it take for us to be near fully invested and whether will we be front run by other investors. This, of course, is helped to the extent the deal size is smaller rather than larger, and we have a lot of experience with managing this issue.

4.

For certain mutual funds, some hedge funds and certain other asset managers, an important concern is whether PSUS fits their mandate as some perceive PSUS as investing another manager’s investment vehicle. We have addressed this issue by analogy by comparing PSUS to Berkshire Hathaway. We make the case that if you can own Berkshire, an investment holding company that owns both controlling stakes in companies as well as public securities, then why should you not be able to invest in an investment holding company that buys minority stakes in public companies at a discount with a path to control, in a company and with a tax-exempt corporate tax structure.

The above argument wins the day for many investors, but not all. Some of the largest mutual fund complexes have passed for this reason (e.g., the Capital Group Companies). Nearly every investor who has rejected PSUS for this reason has said that they would love to invest in the management company IPO and/or a future private round for PSI.

5.	Post IPO Trading Dynamics and future equity issuances.

In summary, we have addressed issues one through four for the substantial majority of institutional investors, but number five remains an issue for every investor in their consideration of their participation and the size of their investment in the IPO. In that this will be a public company, the only inducement to invest in the IPO versus the after market is one’s assessment of whether the stock will trade at a premium in the aftermarket, and for a large investor, whether they can buy their desired size in the IPO or better in the aftermarket.

We have a powerful case to make for aftermarket demand. We have explained to every investor that this will not be our last public offering and that the success of this offering is critical to the long-term ability of Pershing Square Inc. to have successful future IPOs. We have committed to limit supply versus potential demand so that the stock trades well in the aftermarket including announcing a hard cap on size at $10 billion. Going against this perception is the fact that in all previous closed end fund IPOs the issuers have met 100% of the demand stock. As a result, the post-IPO trading dynamics of closed end funds are not a good reference point for what we are committing to achieve.

We have other powerful technicals in our favor that are appreciated by investors. First, this is the first global offering for a closed end entity and Pershing Square has a very large global profile in the investment world. We have been able to get an audience with the senior members of the largest and most influential investors in the world including sovereigns, family offices, mutual funds, hedge funds, etc.

Importantly, because of PSUS’s corporate structure, we are not permitted to offer the transaction to investors in the European Union, as well as institutions in Norway, Korea, Kuwait, Malaysia, markets where Pershing Square is well known and where we have many current and former investors. In addition, non-U.S. retail is not permitted to buy stock in the IPO. As a result, all of these ineligible IPO investors have to buy stock in the aftermarket when the stock begins to trade. In addition, we believe that U.S. retail will be huge source of aftermarket demand.

The nature of IPO processes is such that they are highly momentum driven and back end loaded. There are few incentives for investors to give orders until a day or so before or even hours before the transaction is finalized, particularly for the big institutions. Fidelity is notable for giving their order in the last few hours of every deal.

We have worked to counter this dynamic with incentives, namely, we are using an “open-ticket process” for the retail order book, which guarantees retail investors that they will get stock if they enter their orders prior to the close of open ticketing. Open ticketing closes today, after which point retail orders are not guaranteed to be filled. Retail orders also tend to also to be back end loaded, but we are very pleased with retail demand so far and how it is accelerating. For institutions, we have encouraged early orders by indicating that we will make more favorable allocations to those commit orders early.

The banks also play a very important role. While they are nominally fiduciaries for us on this deal, ultimately they care more about the regular IPO buyers who buy every deal more than any one issuer. They will always favor Fidelity, Blackrock and others versus us. It is therefore very important that the banks get a sense that a deal’s momentum is building as they convey that feeling of momentum to the capital markets desks of every institutional investor, and the financial advisor community also wants to hear that the institutions are interested and motivated.

We have already had some orders from a diverse group of investors including Baupost Group for $150m, Putnam, a highly regarded mutual fund complex for $40m which they indicated would grow if the transaction is smaller than $10 billion, and Teachers Retirement System of Texas for $60m which would increase if the transaction is larger. One family office that has known the firm for 15 years has expressed interest in buying 9.9% of the ultimate deal size, which they said would be “small” even at $1 billion for them. This family would be a highly strategic partner for PS Inc. , particularly for another transaction which we are working on which will share with the group. The family’s assets are in excess of $65 billion.

The Request

In light of all of the above, participation by this illustrious group is important and extremely helpful to the IPO. Three members of this group have already put in orders with the banks for $25m, $50m and $100m. In each case, their investments represent 50%, 66% and 100% of their investment in Pershing Square Inc. While we did not make it a requirement for strategic investors to invest in PSUS, our hope was that our strategic investors would find the offering highly attractive and would participate in the IPO.

In short, this is a moment when you can be very helpful to Pershing Square by participating in the PSUS offering and giving your order to the banks, the sooner the better. An order today will enable us to improve the strength of tomorrow’s initial message to the market on deal size. Orders that come later are of course still very helpful as the book will build and we create momentum over the weekend into Monday.

We have told the market that the transaction will have a hard cap at $10 billion. The typical approach is to show a small deal size to make market participants concerned that they will miss the deal if they don’t put their order in quickly. Our first prospectus filing for the Pershing Square Tontine Holdings, Ltd. IPO was $1 billion. We had $12 billion of demand and finalized the deal size at $4 billion.

I expect that we will file a prospectus tomorrow with a $2.5—$4 billion cover. The ultimate deal size will depend on how demand builds Thursday, Friday and Monday. We will price Monday night unless we have to refile due to a material increase in the size of the deal above tomorrow’s filing range.

We believe that the most important factor for creating long-term value for Pershing Square Inc. is not the size of the PSUS IPO, but how it trades in the market. If PSUS achieves a sustained premium to NAV which I believe it will achieve, it will enable us to access low-cost equity capital when we have good uses for that capital. As a result, PSUS will compound its AUM from both performance and accretive equity issuances. In that we are not charging fees for the first year, in the short term the initial size of PSUS does not matter to PSI’s financial performance. This transaction is therefore all about a successful IPO from the first day and successful trading at a premium thereafter.

While the investment in the management company should be thought of as a long-term initially illiquid investment, we expect PSUS to be a highly liquid, NYSE-listed company which will likely trade about 1.5%-2% of its market cap each day. As such, you will have total flexibility in managing the size of your investment in PSUS over the long term.

We would grateful if you would participate in the PSUS IPO and indicate an order to the banks as soon as possible. Today would be ideal for those who have the capable to do so.

Please reach out to [***] if you have any questions about the above.

Thank you!

Sincerely,

Bill